SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      Jeremy's Microbatch Ice Creams, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   645 113 100
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                                 (CUSIP Number)

                                  Sandra Horst
                             122 S. Phillips Avenue
                                    Suite 300
                             Sioux Falls, S.D. 57104
                                 (605) 331-0091
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 14, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE:  Schedules  filed  in  paper  format shall include the signed original and
five  copies  of  the  Schedule,  , including all exhibits.   See Rule 13d-7 for
other  parties  to  whom  copies  are  to  be  sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  645  113  100


1.  NAMES AND I.R.S. IDENTIFICATION  NO. OF REPORTING  PERSONS
        Bluestem Capital Partners II Limited Partnership          46-0446837
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [  ] - BOX  NOT  CHECKED
    (b) [  ] - BOX  NOT  CHECKED
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3.  SEC  USE  ONLY

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4.  SOURCE  OF  FUNDS (See Instructions)
                               WC
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5.  CHECK  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 3(d)
    OR 2(e).
                     Not Applicable
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA (South Dakota)
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NUMBER  OF SHARES     |7. SOLE VOTING  POWER:                  1,759,882  SHARES
BENEFICIALLY OWNED BY |---------------------------------------------------------
EACH REPORTING PERSON |8.  SHARED  VOTING  POWER:                            -0-
WITH:                 |---------------------------------------------------------
                      |9.  SOLE  DISPOSITIVE  POWER:           1,759,882  SHARES
                      |---------------------------------------------------------
                      |10.  SHARED  DISPOSITIVE  POWER:                      -0-
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                           1,759,882  SHARES OF COMMON STOCK
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               55%
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14.TYPE  OF  REPORTING  PERSON (See Instructions)
                               PN
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
ITEM 1.   SECURITY  AND  ISSUER.

          This statement on Schedule 13D (this "Statement") relates to the common stock, $.01 par value (the "Common Stock") of Jeremy's Microbatch Ice
Creams,  Inc.,  3401  Market  Street,  Suite  312,  Philadelphia,  PA  19104.


ITEM 2.   IDENTITY  AND  BACKGROUND.

          (a) - (b)      The  person  filing  this statement is Bluestem Capital
                         Company II Limited Partnership, a  South Dakota Limited
                         Partnership ("Bluestem").  Its  address  is:

                         122  S.  Phillips  Avenue
                         Suite  300
                         Sioux  Falls,  S.D.  57104

          (c) The filer is a Small Business Investment Company with a A principal address at:

                         122  S.  Phillips  Avenue
                         Suite  300
                         Sioux  Falls,  South  Dakota  57104

          (d)            None

          (e)            None

          (f)            South  Dakota

ITEM 3.   SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

          Source of Funds ($500,000) for this acquisition was capital previously invested by Bluestem's partners for the purpose of making investments, but not this investment specifically.

ITEM 4.   PURPOSE  OF  TRANSACTION.

          The purpose of the transaction was to provide funds to the issuer. Bluestem may purchase additional shares for this purpose. The issuer proposed to sell, and Bluestem has proposed to purchase, up to an additional 380,000 shares, for purposes of providing funds to the issuer. No firm agreements have been entered into with respect to the additional shares.

ITEM 5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER.

          Bluestem's interests in securities of the issuer as of the date of this Statement are as follows:

          (a)     Common  Stock:

                  1,759,882  shares  owned  directly

          (b) Bluestem has the sole power to vote and dispose of 1,759,882 shares owned directly, and will have sole power to vote and dispose of all shares issuable upon the exercise of options.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIAL  TO  BE  FILED  AS  EXHIBITS.

          None.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Bluestem Capital Partners II, L.P.

                                          /s/  Sandy Horst
                                          --------------------------------------

                                          Title  Chief Financial Officer
                                                 of General Partner
                                               ---------------------------------


                                          Dated          July  19,  2000
                                               ---------------------------------